DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Financial Condition

March 31, 2016

(In thousands, except share data)

Assets

Cash	$	567,798
Cash segregated for regulatory purposes		102,572
Securities purchased under agreements to resell		23,505,748
Financial instruments owned, at fair value		15,273,500
Securities borrowed		2,545,501
Securities received as collateral		11,721
Receivable from brokers, dealers, and clearing organizations		1,147,952
Receivable from customers		15,222
Receivable from affiliates		4,068
Office furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $43,735		9,064
Exchange memberships, at cost (fair value, $1,503)		1,073
Other assets		94,669
Total assets	$	43,278,888

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold under agreements to repurchase	$	28,085,828
Financial instruments sold, but not yet purchased, at fair value		8,954,113
Payable to brokers, dealers, and clearing organizations		3,809,349
Securities loaned		1,129,789
Obligation to return securities received as collateral		11,721
Payable to customers		321,670
Loans payable		108,557
Payable to affiliates		23,010
Accounts payable and accrued liabilities		140,422
Total liabilities		42,584,459
Commitments, contingencies and guarantees (Note 13)		
Subordinated borrowings from Parent		200,000
Stockholder's equity:		
Common stock, no par value, stated value $25,000 per share. Authorized 6,640 shares; issued and outstanding 4,000 shares		100,000
Additional paid-in capital		329,402
Retained earnings		65,027
Total stockholder's equity		494,429
Total liabilities and stockholder's equity	$	43,278,888

See accompanying notes to statement of financial condition.